Exhibit 99.1

ICON plc to Present at the Jefferies Virtual Healthcare Conference and the William Blair 41st Growth Stock Conference

DUBLIN--(BUSINESS WIRE)--May 25, 2021--ICON plc, (NASDAQ: ICLR) a global provider of outsourced drug and device development and commercialisation services to pharmaceutical, biotechnology, medical device and government and public health organisations, today announced that Mr. Brendan Brennan, CFO of ICON plc, will present at the Jefferies Virtual Healthcare Conference on Tuesday, June 1, 2021. The presentation will be webcast live from 08.00am ET. It was also announced that Dr. Steve Cutler, CEO of ICON plc, will present at the William Blair 41st Growth Stock Conference on Wednesday, June 2, 2021. The presentation will be webcast live from 11.40am ET.

Any changes to these events and links to the live webcasts (where available) will be posted on the Investor section of our website under “Events”.

About ICON plc

ICON plc is a global provider of outsourced drug and device development and commercialisation services to pharmaceutical, biotechnology, medical device and government and public health organisations. The company specialises in the strategic development, management and analysis of programs that support clinical development - from compound selection to Phase I-IV clinical studies. With headquarters in Dublin, Ireland, ICON employed approximately 16,070 employees in 89 locations in 43 countries as at March 31, 2021. For further information about ICON, visit: www.iconplc.com and www.iconplc.com/pra.

This press release contains forward-looking statements. These statements are based on management's current expectations and information currently available, including current economic and industry conditions. These statements are not guarantees of future performance or actual results, and actual results, developments and business decisions may differ from those stated in this press release. The forward-looking statements are subject to future events, risks, uncertainties and other factors that could cause actual results to differ materially from those projected in the statements, including, but not limited to, the ability to enter into new contracts, maintain client relationships, manage the opening of new offices and offering of new services, the integration of new business mergers and acquisitions, the impact of COVID-19 on our business, as well as other economic and global market conditions and other risks and uncertainties detailed from time to time in SEC reports filed by ICON, all of which are difficult to predict and some of which are beyond our control. For these reasons, you should not place undue reliance on these forward-looking statements when making investment decisions. The word "expected" and variations of such words and similar expressions are intended to identify forward-looking statements. Forward-looking statements are only as of the date they are made and we do not undertake any obligation to update publicly any forward-looking statement, either as a result of new information, future events or otherwise. More information about the risks and uncertainties relating to these forward-looking statements may be found in SEC reports filed by ICON, including its Form 20-F, F-1, S-8 and F-3, which are available on the SEC's website at http://www.sec.gov.

As announced on February 24th, 2021, ICON and PRA Health Sciences (“PRA”) have entered into a definitive merger agreement. This communication does not constitute an offer to sell or buy or the solicitation of any offer to buy or sell any securities, nor shall there be any sale of securities in a jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities law of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting regulatory requirements of Section 10 of the Securities Act of 1933. In connection with the proposed transaction, ICON has filed a registration statement on Form F-4 (File No. 333-254891) with the SEC containing a prospectus of ICON that also constitutes a proxy statement of each of ICON and PRA.

This communication is not a substitute for the joint proxy statement/prospectus or registration statement or for any other document that ICON or PRA have filed or may file with the SEC in connection with the potential transaction. INVESTORS AND SECURITY HOLDERS OF ICON AND PRA ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the joint proxy statement/prospectus and other documents filed with the SEC by ICON or PRA through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by ICON will be available free of charge on ICON’s website at https://www.iconplc.com and copies of the documents filed with the SEC by PRA will be available free of charge on PRA’s website at https://www.prahs.com/. Additionally, copies may be obtained by contacting the investor relations departments of ICON or PRA.

ICON and PRA and certain of their respective directors, certain of their respective executive officers and other members of management and employees may be considered participants in the solicitation of proxies with respect to the potential transaction under the rules of the SEC. Information about the directors and executive officers of ICON is set forth in its annual report on Form 20-F, which was filed with the SEC on February 24, 2021. Information about the directors and executive officers of PRA is set forth in its Amendment to Annual Report on Form 10-K/A for the fiscal year ended December 31, 2020, which was filed with the SEC on March 30, 2021. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of such participants in the solicitation of proxies in respect of the potential transaction are included in the registration statement and joint proxy statement/prospectus and other relevant materials filed with the SEC.

ICON/ICLR-G

Contacts

Investor Relations
+1888 381 7923

Jonathan Curtain
Vice President Corporate Finance and Investor Relations
+353 1 291 2000